MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

March 18, 2013

BY EDGAR
Mr. Kieran Brown
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (f/k/a MEMBERS Mutual Funds) (SEC File Nos. 333-29511; 811-08261)

Dear Mr. Brown:

The following serves to respond to comments received from you on February 15, 2013 regarding Post-Effective Amendment No. 37 to the Madison Funds (“Trust”) Form N-1A Registration Statement which was initially filed on January 2, 2013.  We are responding to your comments by filing with this letter Post-Effective Amendment No. 41 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  No changes have been made to the Trust’s Form N-1A Registration Statement that would prevent Post-Effective Amendment No. 41 from becoming effective on April 18, 2013 pursuant to Rule 485(b).

Prospectus Comments

1.	Comment: On the “Fund Summary” pages of the prospectus, please make the following revisions:

(a)      Global Comments:

(i)  For any fund that has a fee waiver in place, in the fee table, add “after fee waivers” in a parenthetical after the line item called “Net Annual Fund Operating Expenses;”

(ii) For any fund that must comply with Rule 35d-1 of the Investment Company Act (the “name rule”), add disclosure in the “Principal Investment Strategies” section to explain that the “80% of net assets” requirement includes any borrowings for investment purposes;
(iii) For all the bond funds (including the tax-free funds), in the “Principal Investment Strategies” section, include the dollar weighted average maturity of the fund as of a recent date;

(iv) For all the bond funds with a principal investment strategy regarding duration, explain what duration is and provide an example of how it is calculated;

(v) For all the equity funds, in the “Principal Investment Strategies” section, disclose whether the fund’s investment in foreign securities includes emerging markets;

(vi) For the tax-free funds, add a risk to the “Principal Risks” section that highlights the risks of general obligation bonds versus limited purpose bonds; and

(vii)  In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, confirm supplementally that there are no other related companies that pay intermediaries, besides the fund and/or its investment adviser.  If there are others, please add disclosure to this effect.

(b)      Fund Specific Comments:

(i)  Government Bond Fund:  in the “Principal Investment Strategies” section, (1) in order to comply with the name rule, change the second sentence of the first paragraph to read that the fund will invest at least 80% of its net assets in investment grade U.S. government bonds (instead of securities); (2) in the third to last sentence of the second paragraph, revise the sentence to indicate that Madison may attempt to sell bonds in anticipation of rate increases before they lose more value; and (3) explain how the last paragraph of this section, discussing the participate and protect investment philosophy, applies to this fund.

(ii)  Core Bond Fund:  in the “Principal Investment Strategies” section, (1) specify what the “market benchmark” is (referred to in the second sentence of the first paragraph) and indicate what the benchmark’s duration is as of a recent date; (2) in the first bullet point after the first paragraph, call securities not rated within the four highest categories “ junk”; (3) in the third bullet point after the first paragraph, disclose whether the fund will invest in emerging markets; and (4) in the fourth bullet point after the first paragraph, disclose whether non-rated debt securities include junk and if so, what the percentage limitation is.

(iii) High Quality Bond Fund:  if the fund will invest in mortgage backed securities, as highlighted in the “Principal Risks” section, disclosure to this effect should be added in the “Principal Investment Strategies” section.

(iv)  Corporate Bond Fund:  in the “Principal Investment Strategies” section, the last sentence of the first paragraph discusses the Barclays Capital Corporate Bond Index.  Please provide the duration of this index as of a recent date.

(v)  Investors Fund:  add equity securities risk to the “Principal Risks” section.

(vi)  Mid Cap Fund:  regarding the definition of “mid-size” companies in the “Principal Investment Strategies” section, explain supplementally why we think the definition provided is reasonable.

(vii) Dividend Income Fund:  (1) in the “Principal Investment Strategies” section, the second to last paragraph describes when Madison will sell a stock on behalf of the fund.  Would Madison sell if there is a drop in dividend paid with regard to a stock held by the fund?  If yes, please add disclosure to this effect; and (2) if there are any special risks of investing in dividend paying equities, please describe them in the “Principal Risks” section.

(viii)  NorthRoad International Fund:  (X) in the “Principal Investment Strategies” section, (1) the first sentence of the first paragraph states that the fund will invest at least 80% of its net assets in equity securities of companies that are domiciled in countries other than the U.S.  The staff is not concerned with where a company is domiciled as much as ensuring that the fund’s investments are tied economically to countries outside the U.S. (e.g., the company generates the majority of its profits outside the U.S. or the majority of the company’s assets are located outside the U.S.). Disclose how the fund will focus its investments on companies that are tied economically to countries outside the U.S. (and indicate the percentage of the fund that will be so invested, which may be less than 80%); and (2) the last sentence of the first paragraph discusses benchmark sensitivity.  Please name the benchmark which is being referred to here; and (Y) in the “Principal Risks” section, add equity securities risk and mid cap securities risk.

Response:                           Regarding the comments in (a), all of the requested changes have been made.  In addition, please note that with regard to (a)(vii), the funds’ distributor may also make payments to intermediaries; therefore, disclosure to this effect has been added. Regarding the comments in (b), we have made the requested changes. In addition, please note the following:

(i)  We have removed reference to the participate and protect investment philosophy from the “Fund Summary” page for the Government Bond Fund, as this philosophy does not apply to this fund.

(ii)  With regard to non-rated debt securities, this fund will not invest in “junk”; accordingly, no disclosure has been added.

(iii)  This fund will not invest in mortgage backed securities, so the disclosure to this effect has been removed from the prospectus.

 (vi)  The Mid Cap Fund defines “mid-size” companies as those companies with a market capitalization of between $500 million and $25 billion.  The current market capitalization range for companies in the Russell Midcap Index, which is the benchmark used by the Mid Cap Fund, is $319 million to $28.2 billion.  This index is rebalanced every June.  To provide flexibility, and to take into account potential market appreciation throughout the year, we felt that using a market cap range of $500 million to $25 billion was reasonable.

(vii)  Disclosure has been added to explain other reasons why Madison may sell a security for the fund (beyond that which was already described).  In addition, a new risk factor has been added to the “Principal Risks” section to describe special risks associated with investing in dividend paying stocks.

(viii)  The first sentence in the “Principal Investment Strategies” section has been revised to clarify that the fund will invest at least 80% of its net assets in the stock of foreign companies, and then a definition of what “foreign companies” means is provided.  Also in this section, the sentence regarding benchmark sensitivity has been removed.  The requested disclosure regarding “Principal Risks” has been added.

2.
Comment:                            In the “Investment Adviser” section of the prospectus, (i) under the subheading “Investment Advisory Agreement,” the paragraph that describes the basis of approval of the funds’ investment advisory agreements needs to be revised to disclose the periods covered by the reports mentioned there.  Also, in the first sentence, add the word “is” between “contracts” and “available;” and (ii) under the subheading “Subadvisers,” add similar disclosure regarding the basis of approval of the subadvisory agreements.

Response:                           These changes have been made.

3.
Comment:  In the “Portfolio Management” section of the prospectus, under the subheading “Madison Asset Management, LLC – Dividend Income,” explain what Mr. Brown did for Madison from 7/2009 until 2/2012.

Response:  Disclosure has been added to respond to this comment.

4.
Comment:  In the “More Information About Madison Funds” section of the prospectus, the SEC’s zip code has changed; therefore, revise the zip code in the last sentence of the last paragraph to read “20549-1520.”

Response:    This change has been made.

SAI Comments

5.
Comment:  In the “Investment Practices – Municipal Securities” section of the SAI, the paragraph that starts “Since December 2010, Virginia’s payrolls have been running 1% higher year-over-year,” includes in a statement in the last sentence regarding data as of December 2011.  If there is more recent data available, please update the SAI accordingly.

Response: This paragraph has been updated with more recent data.

6.
Comment:  In the “Fund Names” section of the SAI, there is a statement that says a fund’s policy to invest at least 80% of its net assets as described in this section is not a fundamental policy of the fund and, therefore, may be changed without shareholder approval.  However, for the tax-free funds, the policy to invest in securities that generate tax-exempt income is, pursuant to the name rule, a fundamental policy.  Accordingly, this disclosure must be changed.

Response:   The requested change has been made.

7.
Comment:  In the “Investment Limitations” section of the SAI, regarding fundamental limitation #2, confirm that for the Target Allocation Funds, you look through to the assets held by affiliated underlying funds for purposes of the industry concentration limit, and for unaffiliated underlying funds, you apply the test the same way based on what you know about the underlying fund.   Disclosure to this effect should be added to the SAI to prevent further staff comments on this issue.

Response: We confirm that for the Target Allocation Funds, we look through to the assets held by affiliated underlying funds for purposes of the industry concentration limit, and for unaffiliated underlying funds, we apply the test the same way based on what we know about the underlying fund.  Disclosure to this effect has been added as requested.

8.
Comment:  In the “Investment Limitations” section of the SAI, regarding non-fundamental limitation #3, the parenthetical should be moved to a footnote, since what is stated in the parenthetical may not be changed without shareholder approval.

Response:  The parenthetical at issue has been moved to a footnote.

9.
Comment:  In the “Management of Madison Funds – Trustees and Officers” table, (i) add a column to the “Interested Trustees and Officers” section of the table that discloses the number of portfolios in the fund complex which are overseen by the trustee; and (ii) change the heading of the last column of the table to read “Other Directorships/Trusteeships During the Past Five Years.”

Response:  These changes have been made.

10.
Comment:  In the “Management of Madison Funds – Trustee Compensation” section of the SAI, disclose whether there are any pension or retirement benefits provided to the funds’ trustees, as required by Item 17(c) of Form N-1A.

Response:  Disclosure has been added to respond to this comment.

11.
Comment:  In the “Portfolio Managers – Madison Asset Management, LLC” section of the SAI,  the second and third paragraphs under the heading “Compensation” state that managers are rewarded for performance relative to their benchmarks over a period of time.  Indicate whether performance is measured pre-tax or after tax.

Response:  The performance is measured on a pre-tax basis. Disclosure to this effect has been added.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.  The Registration Statement is scheduled to go effective automatically on April 18, 2013.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer